UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 1, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated March 2, 2026.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated March 2, 2026.

Exhibit 3	Press Release entitled “Transaction in own shares” dated March 3, 2026.

Exhibit 4	Press Release entitled “Transaction in own shares” dated March 4, 2026.

Exhibit 5	Press Release entitled “Transaction in own shares” dated March 5, 2026.

Exhibit 6
Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 5, 2026.

Exhibit 7	Press Release entitled “Transaction in own shares” dated March 6, 2026.

Exhibit 8	Press Release entitled “Transaction in own shares” dated March 9, 2026.

Exhibit 9	Press Release entitled “Transaction in own shares” dated March 10, 2026.

Exhibit 10	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Notice of Annual General Meeting 2026” dated March 10, 2026.

Exhibit 11	Press Release entitled “Transaction in own shares” dated March 11, 2026.

Exhibit 12	Press Release entitled “Transaction in own shares” dated March 12, 2026.

Exhibit 13	Press Release entitled “Transaction in own shares” dated March 13, 2026.

Exhibit 14	Press Release entitled “Transaction in own shares” dated March 16, 2026.

Exhibit 15
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Quarterly Dividends for the year ended 31 December 2025: Payment No. 1 – May 2026 (the “May 2026 Dividend”) South Africa Branch Register Finalisation Information” dated March 17, 2026.

Exhibit 16	Press Release entitled “Transaction in own shares” dated March 17, 2026.

Exhibit 17	Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Issue of Shares” dated March 17, 2026.

Exhibit 18	Press Release entitled “Transaction in own shares” dated March 18, 2026.

Exhibit 19	Press Release entitled “Publication of Prospectus” dated March 18, 2026.

Exhibit 20	Press Release entitled “Transaction in own shares” dated March 19, 2026.

Exhibit 21	Press Release entitled “Transaction in own shares” dated March 20, 2026.

Exhibit 22	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 20, 2026.

Exhibit 23	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 20, 2026.

Exhibit 24	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 20, 2026.

Exhibit 25	Press Release entitled “Transaction in own shares” dated March 23, 2026.

Exhibit 26	Press Release entitled “Transaction in own shares” dated March 24, 2026.

Exhibit 27	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 24, 2026.

Exhibit 28	Press Release entitled “Transaction in own shares” dated March 25, 2026.

Exhibit 29
Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 25, 2026.

Exhibit 30
Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 25, 2026.

Exhibit 31
Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 25, 2026.

Exhibit 32	Press Release entitled “Transaction in own shares” dated March 26, 2026.

Exhibit 33	Press Release entitled “Transaction in own shares” dated March 30, 2026.

Exhibit 34	Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 30, 2026.

Exhibit 35	Press Release entitled “Transaction in own shares” dated March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  April 1, 2026